For immediate release

Martine Turcotte to retire from Bell in 2020 after a remarkable 31-year career

Vice Chair, Québec and former Chief Legal Officer leaves a lasting legacy

MONTRÉAL, October 24, 2019 – BCE Inc. (Bell; TSX, NYSE: BCE) today announced that Martine Turcotte, Vice Chair, Québec, has decided to retire in January 2020 after 31 years with the company. A respected voice in the Québec business and cultural community and a key leader in Bell’s strategic transformation, Ms. Turcotte has worked closely with 5 Bell chief executives and been named one of Canada’s Top 100 Most Powerful Women multiple times.

Ms. Turcotte joined Bell as Legal Counsel in 1988 and moved quickly into progressively more senior roles over the next decade at both Bell Canada and Bell Canada International. She was named Chief Legal Officer in 1999, the first woman appointed to the role in the company’s history and the youngest person ever to be promoted to Bell’s executive team. In 2011, Ms. Turcotte became Vice Chair, Québec, leading Bell’s business and community presence throughout the company’s home province.

“Martine Turcotte is a distinguished business leader, steadfast community advocate and outstanding legal mind whose passion and insight played a central role in the success of a re-energized Bell,” said George Cope, President and Chief Executive Officer of BCE and Bell Canada. “On behalf of our entire national team, I thank Martine for her tireless dedication to delivering for Bell’s customers, communities and shareholders.”

“Martine’s countless contributions to Bell’s progress are significant and long-lasting,” said Mirko Bibic, Chief Operating Officer and the next President and CEO of Bell following George Cope’s retirement in January 2020. “Martine has been a valued mentor to me in my time on Bell’s legal and executive teams, and I am grateful to have had the opportunity to work so closely with her in such a transformational time in our company’s history.”

“My heartfelt thanks go out to George, Mirko, the Board of Directors and to all my talented colleagues at Bell here in Québec and throughout the country who have been part of my journey at a truly iconic company,” said Ms. Turcotte. “The Bell team is second to none and well positioned to continue leading the way in digital communications innovation for the benefit of all our communities.”

As Vice Chair, Québec, Ms. Turcotte has represented Bell in the business community and with all levels of government, and spearheaded Bell’s unparalleled support for community and cultural institutions throughout the province. In addition to her leadership of Bell Let’s Talk in Québec, Martine has helped build Bell into a major cultural force with investments in such renowned institutions as the Montreal Canadiens, Just for Laughs, the Montreal Museum of Fine Arts, le Festival d’été de Québec, Le Diamant, les Francos de Montréal and other festivals across Québec.

Educated at McGill University (Bachelors of Civil Law and Common Law) and the London Business School (Master of Business Administration), Ms. Turcotte serves as a director on the boards of CIBC and Empire Company Limited / Sobeys Inc. She is also Chair of Théâtre Espace GO and a member of the Board of Governors of McGill, and previously served as Chair of the Chamber of Commerce of Metropolitan Montreal.

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Ms. Turcotte was the first recipient of the Lifetime Achievement Award from the Canadian General Counsel Awards in 2005, inducted into the WXN Hall of Fame in 2008 after being named one of Canada’s Top 100 Most Powerful women multiple times, and honoured with the title Advocatus Emeritus by the Québec Bar Association in 2009 for her professional excellence and career success. She was awarded both the Queen’s Golden and Diamond Jubilee Medals in recognition of her contributions to Canada.

Ms. Turcotte retires effective January 1, 2020. Bell will announce the appointment of a new Vice Chair, Québec in the near future.

About Bell

Bell is Canada’s largest communications company, providing advanced broadband wireless, TV, Internet and business communication services throughout the country. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Vanessa Damha

514-870-6663

vanessa.damha@bell.ca

@Bell_News

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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